UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

Changes in the Registrant’s Certifying Accountant

On November 2, 2010, the Audit Committee of the Board of Directors of DJSP Enterprises, Inc. (the “Company” or the “Registrant”) appointed Jewett, Schwartz, Wolfe & Associates  (“Jewett”) as the Company’s independent registered public accounting firm, effective immediately.  Jewett served as the independent registered public accounting firm of Chardan 2008 China Acquisition Corp. (“Chardan”) for the periods prior to the closing on the Business Combination (as defined below).  Chardan changed its name to DJSP Enterprises, Inc. on January 15, 2010 in connection with the closing of the Business Combination.

On October 27, 2010, the Company was notified that effective October 27, 2010, McGladrey & Pullen, LLP, the Company’s independent registered public accounting firm (“McGladrey”), resigned as the independent registered public accounting firm for the Company.

McGladrey was appointed as the independent registered public accounting firm of the Registrant on July 26, 2010.  From July 26, 2010 through October 27, 2010 there were: (1) no disagreements between the Company and McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey, would have caused them to make reference thereto in connection with its reports, and (2) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

McGladrey previously audited the combined carve out financial statements of DJS Processing Division and its Combined Affiliates (“DJS Processing”) for the years ending December 31, 2009 and 2008.  The audit reports of McGladrey on the financial statements for those years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

As used herein, “Business Combination” means, collectively, the transactions that occurred on January 15, 2010, pursuant to which (i) DAL Group, LLC (“DAL”) acquired membership interests in DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC and Default Servicing, LLC; and (ii) DJSP acquired a controlling interest in DAL.

The Company provided McGladrey a copy of the disclosures in this Form 6-K and requested that McGladrey furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the Company’s statements in this Form 6-K regarding McGladrey.   A copy of the letter from McGladrey dated November 2, 2010 is filed as Exhibit 99.1 to this Form 6-K.

The Company also provided Jewett a copy of the disclosures in this Form 6-K and provided Jewett with the opportunity to furnish the Company with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of the Company’s expression of its views, or the respects in which Jewett does not agree with the statements made by the Company.

EXHIBITS

Exhibit No.	Description

99.1	Letter from McGladrey & Pullen, LLP, dated November 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ David J. Stern
Name: David J. Stern
Title: President and Chief Executive Officer